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                              April 29, 2022

       John Kunz
       Chief Financial Officer
       PGT Innovations, Inc.
       1070 Technology Drive
       North Venice, Florida 34275

                                                        Re: PGT Innovations,
Inc.
                                                            Form 10-K for the
fiscal year ended January 1, 2022
                                                            Filed March 1, 2022
                                                            Form 8-K furnished
on February 17, 2022
                                                            File No. 001-37971

       Dear Mr. Kunz:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended January 1, 2022

       Index to Consolidated Financial Statements, page 44

   1. We note that Ernst & Young LLP has audited your most recent fiscal year ended January
                                                        1, 2022 and that KPMG
LLP had audited the two previous years ended January 2, 2021 and December 28, 2019.
Please amend the Form 10-K in its entirety to also include the auditors' report of
KPMG LLP that covers the period as of January 2, 2021 and for the two years ended January 2,
2021. Additionally, provide an updated auditor consent to note the inclusion of such
within your annual report. Refer to Rule 2-02 of Regulation S-X.

       Report of Independent Registered Public Accounting Firm, page 45

   2. Please have your independent auditors revise their report to include the required introductory language,
including the section title "Critical Audit Matters," to immediately
 John Kunz
FirstName   LastNameJohn Kunz
PGT Innovations,   Inc.
Comapany
April       NamePGT Innovations, Inc.
       29, 2022
April 229, 2022 Page 2
Page
FirstName LastName
         precede the critical audit matter discussed in the auditor's report. Refer to paragraph .15 of PCAOB AS 3101.

Note 5. Acquisitions, page 61

3. Refer to the purchase price allocation tables for the acquisitions of Anlin Windows
         & Doors, NewSouth Window Solutions, and Eco Window Systems. Please revise the purchase price allocations to clearly show the recognition and calculation of goodwill measured as the excess of the assets acquired over the liabilities assumed as described in
         ASC 805-30-30-1 and as illustrated in ASC 805-10-55-41. We note your current presentation includes goodwill within the total assets acquired.

Form 8-K furnished on February 17, 2022

Exhibit 99.1
Financial Highlights for Fourth Quarter and Fiscal Year 2021

4. We note your financial highlights for fourth quarter and fiscal year 2021including fiscal year adjusted EBITDA. When you present non-GAAP measures, please include your comparable GAAP results with equal or greater prominence. Refer to
Item 10(e)(1)(i)(A)
         of Regulation S-K and Question 102.10 of the staff   s Compliance and
Disclosure
         Interpretation on Non-GAAP Financial Measures.

Exhibit 99.2
Reconciliation of GAAP to Non-GAAP Measures

5. We note you reconciliation including run-rate adjusted EBITDA for the TTM period ended January 1, 2022 and net debt leverage ratio at January 1, 2022 base on a run-rate adjusted EBITDA. By definition non-GAAP measures are numerical measures of historical or future financial performance, financial position, or cash flow that exclude amounts included in, or include amounts excluded from, the most directly comparable
         GAAP measure. As optimization run-rate savings are projections and not historical results they do not comply with the definition or related requirements. Additionally, based on the related footnote descriptions, these measures appear more akin to pro forma like amounts but are not calculated in accordance with Article 11 of Regulation S-X. We also remind you that adjustments such as estimated cost savings and synergies do not comply with
         Article 11. Please revise accordingly or advise.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Kunz
PGT Innovations, Inc.
April 29, 2022
Page 3

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at
(202) 551-
3777 with any questions.



FirstName LastNameJohn Kunz                             Sincerely,
Comapany NamePGT Innovations, Inc.
                                                        Division of Corporation
Finance
April 29, 2022 Page 3                                   Office of Manufacturing
FirstName LastName